SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden
hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire and Barrick sign Memorandum of Understanding

PR05-03

Vancouver, BC – January 26, 2005:  David Caulfield, President and CEO of Rimfire Minerals Corporation is pleased to announce that the Company has signed a memorandum of understanding (MOU) with Barrick Gold Corporation (ABX:TSX) to jointly explore the Kizmet Project, 95 km southeast of Atlin, in northwestern British Columbia.

“Barrick is pleased to be exploring the Kizmet project with Rimfire, and we will continue to explore for opportunities throughout Canada and around the world,” states Alex Davidson, Executive Vice President of Exploration, Barrick Gold Corporation.

Rimfire acquired the core holdings of the Kizmet Project in 2003 and early 2004.  Recent mapping and age-dating identified a Cretaceous-aged belt of volcanic and associated intrusive rocks distinct in age with coincident strong gold-silver-arsenic geochemical signature as highlighted in regional government geochemical silt sampling (RGS). Based on the Company’s knowledge that similar Cretaceous-aged igneous rocks with the same anomalous RGS geochemical signature hosts high sulphidation gold-silver-copper mineralization at its Thorn Property, a joint venture with Cangold Limited, Rimfire acquired key targets totalling 185 sq km. Reconnaissance silt and soil geochemistry, mapping and prospecting was completed on four target areas of the Kizmet in 2004, with positive results.

“We feel the newly recognized belt has excellent potential to host high sulphidation epithermal gold systems like the Thorn, and Barrick are acknowledged world experts on these type of deposits,” explained Mr. Caulfield. “We are pleased to be partnered with their exploration team.”

Under the MOU, Barrick has agreed to make a CDN$75,000 cash payment to Rimfire, and to add claims totalling 680 sq. km to the property, to form a 50:50 joint venture.  Barrick can increase its interest in the Kizmet project to 65% by funding exploration expenditures totalling US$1.2 million over 3 years including a commitment of US$400,000 in the first year.  An additional 10% can be earned by funding exploration, at no less than US$500,000 per year, through to a positive decision to mine. At Rimfire’s election, Barrick would be required to arrange Rimfire’s share of project financing for which Barrick would earn an additional 5% interest.

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire now includes four gold producers as active partners, including the world’s three largest.  In addition to Barrick, Rimfire is partnered with AngloGold (USA) Exploration Inc., Newmont Mining Company, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

January 25, 2005

Item 3

Press Release:

Date of Issue

Place of Issue

January 26, 2005

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner, CCN Mathews

Item 4

Summary of Material Change:

Rimfire Minerals Corporation is pleased to announce that the Company has signed a memorandum of understanding (MOU) with Barrick Gold Corporation (ABX:TSX) to jointly explore the Kizmet Project in northwestern British Columbia.

Item 5

Full Description of Material Changes:

Under the MOU, Barrick has agreed to make a CDN$75,000 cash payment to Rimfire, and to add claims totalling 680 sq. km to the property, to form a 50:50 joint venture.  Barrick can increase its interest in the Kizmet project to 65% by funding exploration expenditures totalling US$1.2 million over 3 years including a commitment of US$400,000 in the first year.  An additional 10% can be earned by funding exploration, at no less than US$500,000 per year, through to a positive decision to mine. At Rimfire’s election, Barrick would be required to arrange Rimfire’s share of project financing for which Barrick would earn an additional 5% interest.

Item 6

Reliance on Section 85(2) of the Act:

Not Applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Mark E. Baknes, Vice President Exploration 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of January, 2005.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

January 26, 2005